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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Vestcom International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92490410-5
(CUSIP Number)

Cornerstone Equity Investors IV, L.P. 717 Fifth Avenue, Suite 1100 New York, NY 10022 (212) 753-0901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
COPY TO:
Joshua N. Korff Kirkland & Ellis Citigroup Center 153 East 53rd Street New York, NY 10022 (212) 446-4800	Michael Helfand Vestcom International, Inc. 5 Henderson Drive West Caldwell, NJ 07006 (973) 882-7000

September 12, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only). Vector Merger Corp.
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* CO

                         * SEE INSTRUCTIONS.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Cornerstone Equity Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* PN

* See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Cornerstone Equity Investors IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* OO

                       * See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Joel Cartun
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* PF and OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person (See Instructions) IN

                        *See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Brendan Keating
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* PF and OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* IN

*See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Steve Bardwell
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* IN

* See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Michael Helfand
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* PF and OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* IN

* See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only). Christie Bardwell
2.	Check the Appropriate Box if a Member of a Group* (a)[_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person*

* See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Alissa Cartun Investment Trust d/t/d 12/10/96
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* OO

* See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only). Jeffrey Cartun Investment Trust d/t/d 12/10/96
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* OO

* See Instructions.

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only). Susan Cartun
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 2,014,498
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 2,014,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* IN

* See Instructions

SCHEDULE 13D CUSIP NO. 92490410-5
1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Linda Helfand
2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None.
	8.	Shared Voting Power 13,000
	9.	Sole Dispositive Power None.
	10.	Shared Dispositive Power 13,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,498 (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person* IN

* See Instructions.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Amendment No. 1 to its Schedule 13D dated June 24, 2002 (the “Schedule 13D”) to amend the item set forth herein and to file an exhibit. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 3 is amended in its entirety to read as follows:

Item 3.    Source and Amount of Funds or Other Consideration.

Mr. Cartun, the Alissa Trust, the Jeffrey Trust and Mrs. Cartun beneficially own, in the aggregate, 1,546,498 shares of Issuer Common Stock. These shares were acquired or purchased by Mr. Cartun from the Issuer (i) with personal funds at the time the Issuer was incorporated in 1996, (ii) at the time the Issuer consummated an initial public offering in 1997 and simultaneously acquired Comvestrix, Inc., a company that was owned by Mr. Cartun, and (iii) with personal funds in subsequent open market transactions. Mr. Cartun transferred by gift 100,000 shares to the Alissa Trust and the 100,000 shares to the Jeffrey Trust in December 1996.

Mr. Keating beneficially owns 205,500 shares of Issuer Common Stock, which were (i) purchased by Mr. Keating with personal funds between March 1998 and June 2001 and (ii) granted by the Issuer to Mr. Keating in the form of options exercisable into Issuer Common Stock that will have vested and be exercisable within 60 days of the date hereof. On May 25, 2001, Mr. Keating executed a secured promissory note in return for a $100,000 loan from Issuer, the proceeds of which were used to purchase Issuer Common Stock.

Mr. Bardwell and Mrs. Bardwell beneficially own, in the aggregate, 225,500 shares of Issuer Common Stock, which (i) were acquired by Mr. Bardwell at the time the Issuer consummated an initial public offering in 1997 and simultaneously acquired Electronic Imaging Services, Inc., a company that was owned by Mr. Bardwell and (ii) granted by the Issuer to Mr. Bardwell in the form of options exercisable into Issuer Common Stock that will have vested and be exercisable within 60 days of the date hereof. Mr. Bardwell subsequently transferred 90,000 shares to Mrs. Bardwell.

Mr. Helfand beneficially owns 37,000 shares of Issuer Common Stock, which (i) were purchased with personal funds in open market transactions between October 1999 and June 2001 and (ii) granted by the Issuer to Mr. Helfand in the form of options exercisable into Issuer Common Stock that will have vested and be exercisable within 60 days of the date hereof.

On June 12, 2002, the Issuer executed a definitive merger agreement (the “Merger Agreement”) with Holdings and Merger Sub. Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will be the Surviving Corporation. After the Merger, Holdings will own 100% of the capital stock of the Surviving Corporation. Immediately after the Merger, CEI will own between 70-85% of the issued and outstanding shares of common stock, par value $0.01 per share, of Holdings (“Holdings Common Stock”), depending upon, among other items, the number of shares of Issuer Common Stock contributed to Holdings immediately prior to the Merger in exchange for Holdings Common Stock by members of Issuer’s management who were not parties to the Contribution Agreement (as defined below). Thus, immediately after the merger, CEI will indirectly control the Surviving Corporation. In the Merger, the shareholders of Issuer (other than Mr. Cartun, Mr. Keating and Mr. Bardwell (collectively the “Management Participants”) who will contribute a portion or all of their shares of Issuer Common Stock to Holdings under the Contribution Agreement) will receive cash consideration of $6.25 per share of Issuer Common Stock (the “Merger Consideration”) held by each such shareholder in exchange for their shares of Issuer Common Stock. As described below, the Management

14

Participants will contribute a portion or all of their Issuer Common Stock to Holdings immediately prior to the Merger in exchange for Holdings Common Stock. For the remainder of their shares of Issuer Common Stock, if any, the Management Participants will receive the Merger Consideration in the Merger.

CEI and the Management Participants have entered into a Contribution Agreement by and among Holdings, CEI, Merger Sub and the Management Participants (the “Contribution Agreement”) pursuant to which, following the consummation of the transactions contemplated thereby, Holdings will hold 875,750 shares of Issuer Common Stock, all of which will be canceled and retired in the Merger pursuant to the Merger Agreement without any consideration payable therefore.

The Merger Agreement requires approval by holders of a majority of the Issuer Common Stock, as required by the New Jersey Business Corporation Act. The Merger is also subject to other conditions, including, without limitation, consummation of the committed financing contemplated by the Merger Agreement and certain regulatory approvals. The Merger is expected to be completed during the end of the third quarter or the beginning of the fourth quarter of the calendar year 2002, assuming satisfaction or waiver of all applicable conditions.

Financing for the Merger will require approximately $84.8 million to pay the aggregate cash consideration due to all shareholders and option holders of the Issuer upon consummation of the Merger and to pay related fees and expenses. These funds are expected to be provided through: (a) a senior secured term secured credit facility of up to $50.0 million (the “Senior Debt Financing”); (b) subordinated debt financing of up to $7.0 million (the “Subordinated Debt Financing”) to be provided by CEI and/or its affiliates unless CapitalSource is not the leading provider (based on the amount of senior debt financing that is provided at the closing of the Merger) of senior debt financing, in which case CEI shall provide up to $10.5 million in Subordinated Debt Financing (c) equity financing (i) in the amount of up to $35.9 million provided by CEI and/or its affiliates through the purchase of equity securities of Holdings (the “CEI Equity Financing”) and (ii) in the amount of approximately $5.5 million provided by the Management Participants resulting from a contribution of a portion of their Issuer Common Stock to Holdings in exchange for equity securities of Holdings pursuant to the Contribution Agreement and approximately $1.8 million resulting from the purchase of additional shares of equity securities of Holdings (collectively, the “Management Equity Financing”). The funds to be provided for the financing of the Merger may be reallocated if other members of management who were not parties to the Contribution Agreement participate in the transaction by purchasing equity securities of Holdings upon the consummation of the Merger.

Holdings has obtained commitment letters from (i) CapitalSource Finance LLC (“CapitalSource”) pursuant to which CapitalSource has committed, subject to the terms and conditions therein, to provide the Senior Debt Financing and (ii) CEI pursuant to which CEI has committed, subject to the terms and conditions therein, to provide the Subordinated Debt Financing. Additionally, pursuant to the Contribution Agreement, the Management Participants have agreed to provide the Management Equity Financing and CEI has also agreed to provide the CEI Equity Financing.

Item 7.    Material To Be Filed As Exhibits.

1.  Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 12, 2002, by and among Issuer, Holdings and Merger Sub.

*    *    *    *    *

15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September [17], 2002

VECTOR INVESTMENT HOLDINGS, INC.

By:	/s/ STEPHEN LARSON
Name: Stephen Larson Title: Secretary

VECTOR MERGER CORP.

By:	/s/ STEPHEN LARSON
Name: Stephen Larson Title: Secretary

CORNERSTONE EQUITY INVESTORS IV, L.P. By: Cornerstone Equity Investors IV, L.L.C. Its: General Partner

By:	/s/ STEPHEN LARSON
Name: Stephen Larson Title: Managing Director

CORNERSTONE EQUITY INVESTORS IV, L.L.C.

By:	/s/ STEPHEN LARSON
Name: Stephen Larson Title: Managing Director

/s/ JOEL CARTUN
Joel Cartun

/s/ BRENDAN KEATING
Brendan Keating

/s/ STEVE BARDWELL
Steve Bardwell

16

/s/ MICHAEL HELFAND
Michael Helfand

ALISSA CARTUN INVESTMENT TRUST d/t/d 12/10/96

By:	/s/ SUSAN CARTUN
Name: Susan Cartun Title: Trustee

JEFFREY CARTUN INVESTMENT TRUST d/t/d 12/10/96

By:	/s/ SUSAN CARTUN
Name: Susan Cartun Title: Trustee

/s/ CHRISTIE BARDWELL
Christie Bardwell

/s/ LINDA HELFAND
Linda Helfand

17